News Release
B2Gold Corp.: Second Quarter and First-Half 2017 Results – Conference Call / Webcast

Vancouver, July 21, 2017 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) will release its second quarter and first-half 2017 results before the North American markets open on Thursday, August 10, 2017.

B2Gold executives will host a conference call to discuss the results on Thursday, August 10, 2017, at 10:00 am PDT / 1:00 pm EDT. You may access the call by dialing the operator at +1 (647) 788-4919 (local or international) or toll free at +1 (877) 291-4570 prior to the scheduled start time or you may listen to the call via webcast by clicking http://www.investorcalendar.com/event/18241. A playback version of the call will be available for one week after the call at +1 416-621-4642 (local or international) or toll free at +1 800-585-8367 (passcode 54297176).

About B2Gold Corp.

Headquartered in Vancouver, Canada, B2Gold Corp. is one of the fastest-growing intermediate gold producers in the world. Founded in 2007, today, the Company has four operating mines, one mine under construction and numerous exploration projects in various countries, including Nicaragua, the Philippines, Namibia, Mali, Burkina Faso and Finland. Construction of the Company’s Fekola Mine in southwest Mali is approximately three months ahead of schedule and on budget, and is projected to commence production on October 1, 2017. As a result, the Company is well positioned to maintain its low-cost structure and growth profile.

Based on current assumptions and updates to B2Gold’s current year guidance and long-term mine plans, the Company is projecting consolidated gold production in 2017 of between 545,000 and 595,000 ounces (including estimated pre-commercial production from the Fekola Mine of between 45,000 and 55,000 ounces); and in 2018 significantly increasing to between 900,000 and 950,000 ounces, with the inclusion of the anticipated first full-year of commercial production at the Fekola Mine.

ON BEHALF OF B2GOLD CORP.
“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange neither approves nor disapproves the information contained in this news release.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections, estimates and other statements regarding future financial and operational performance, events, mine life and production estimates and guidance, including the Company’s projected gold production of between 545,000 to 595,000 ounces in 2017 and between 900,000 and 950,000 ounces in 2018; and statements regarding anticipated development and production from the Fekola Project commencing October 1, 2017, the Fekola Project being approximately three months ahead of schedule and on budget and the Fekola Project being a low-cost mine and its anticipated effect on the Company’s gold production in 2018. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the volatility of metal prices and our common shares; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; risk of not achieving production, cost or other estimates; risk that actual production, development plans and costs differ materially from the estimates in our feasibility studies; risks related to hedging activities and ore purchase commitments; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; uncertainty about the outcome of negotiations with the Government of Mali; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; ability to successfully integrate new acquisitions; fluctuations in exchange rates; availability of financing; risks relating to financing and debt; risks related to operations in foreign and developing countries and compliance with foreign laws; risks related to remote operations and the availability of adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel and ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; changes in tax laws; community support for our operations including risks related to strikes and the halting of such operations from time to time; risks related to conflict with small scale miners; risks related to failures of information systems or information security threats; the ongoing audit by the Department of Environmental and Natural Resources in relation to our Masbate Project and the final outcome thereof; ability to maintain adequate internal control over financial reporting as required by law; risks related to compliance with anti-corruption laws; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.